SCHEDULE 13D

Amendment No. 1
Fidelity Multi-Strategy Credit Fund
Common Shares
Cusip # None

Date of Event Which Requires Filing of This Statement;
May 19, 2023

Cusip # None
Item 1:	Reporting Person - FMR LLC
Item 2: (a)  [ ]
        (b)  [ ]
Item 4:	WC
Item 6:	Delaware
Item 7:	2,500,000
Item 8:	None
Item 9:	2,500,000
Item 10: None
Item 11: 2,500,000
Item 13: 100.00%
Item 14: HC


Cusip # None
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	2,500,000
Item 10: None
Item 11: 2,500,000
Item 13: 100.00%
Item 14: IN

This statement constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on May 26, 2023 (the "Original Schedule 13D"), and relates to Common Shares of Beneficial Interest (the "Common Shares"), of Fidelity Multi-Strategy Credit Fund, a Delaware statutory trust (the "Issuer"), which has its principal executive offices at 245 Summer Street, Boston, MA, 02210 (the "Company").


Except as specifically amended by this Amendment No. 1, the
Schedule 13D is unchanged.


Item 2.	Identity and Background.

The information in Item 2(b)-(c) and (f) is hereby amended by replacing Schedule A thereof with the Schedule A attached hereto.


SCHEDULE A

The name and present principal occupation or employment of each executive officer and director of FMR LLC are set forth below. The business address of each person is 245 Summer Street, Boston, Massachusetts 02210, and the address of the corporation or organization in which such employment is conducted is the same as this business address. All of the persons listed below are U.S. citizens.

NAME				POSITION WITH			PRINCIPAL
				FMR LLC				OCCUPATION

Abigail P. Johnson 		CEO, Director, 			CEO, Director, & Chairman
				& Chairman of the 		of the Board, FMR LLC
				Board

Edward C. Johnson, IV		Director			Director, FMR LLC &
								President of Pembroke
								Real Estate

Gerard McGraw			Director			Director, FMR LLC &
								Executive Vice President

John J. Remondi			Director & Executive		Director, FMR LLC &
				Vice President			Executive Vice President

Michael E. Wilens		Director			Director, FMR LLC &
								President

Stephen C. Neff			Director			Director, FMR LLC

Jonathan Chiel			Executive Vice President	Executive Vice President
				& General Counsel		& General Counsel

Margaret Serravalli		Chief Financial Officer		Chief Financial Officer

Roger Stiles 			Executive Officer 		Executive Officer,
								FMR LLC, Head of Technology
								& Global Services

Joanna Rotenberg 		Executive Officer		Executive Officer,
								FMR LLC & Head of
								Personal Invseting

Ronald DePoalo			Executive Officer		Executive Officer,
								FMR LLC & Head of Fund
								& Brokerage Operations

Kevin Barry			Executive Officer		Executive Officer,
								FMR LLC & President

Bart Grenier			Executive Officer		Executive Officer,
								FMR LLC & Head of
								Asset Management

Vadim Zlotnikov			Executive Officer 		Executive Officer,
								FMR LLC & Head of
								Fidelity Institutional


SCHEDULE C

During the past 60 days, the following transactions occurred in the Common Shares for cash as set forth below.

			Number of Shares	Price Per
Date			Purchased/(Sold)	Share

			FMR
5/19/2023		2,490,000		$10.00




SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on July 13, 2023, agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the Common Shares of Fidelity Multi-Strategy Credit Fund at July 12, 2023.

FMR LLC

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of January 3, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson**

* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 10, 2023, accession number:
0000315066-23-000003.

** This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number:
0000315066-23-000038.